

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

December 19, 2023

Gary Seaton
Chairman and CEO
Australian Oilseeds Holdings Limited
126-142 Cowcumbla Street, Cootamundra
Site 2: 52 Fuller Drive Cootamundra
PO Box 263 Cootamundra, Australia 2590

> **Re: Australian Oilseeds Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed December 8, 2023**
> **File No. 333-274552**

Dear Gary Seaton:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-4 filed December 8, 2023

Questions and Answers
What equity stake will current Public Shareholders, ..., page 28

1. We note the disclosures you added regarding ELOC Pubco Commitment Shares and ELOC Pubco Ordinary Shares, in the tabular presentation of Potential sources of dilution, including the disclosures related to how the share amounts were calculated in the footnotes. Given that, after the Business Combination, the ordinary shares of Pubco will not be redeemable, it appears possible this could result in a material decline in the price per share of Pubco ordinary shares relative to the price per share of EDOC shares. Please revise the footnotes to the table that explain how the share amounts were calculated to also quantify and disclose the potential impact on the share amounts included in the table based on a range of fixed changes in the price per share of Pubco ordinary shares after the

Business Combination relative to the assumed price per share you used to calculate the share amounts in the table. Please provide similar disclosures when you disclose and discuss shares subject to the ELOC, including in the related risk factor on page 88. To the extent that other potential sources of dilution could be materially impacted by declines in the price per share of Pubco ordinary shares after the Business combination, please provide similar disclosures.

Unaudited Pro Forma Condensed Combined Financial Statements, page 157

2. Based on disclosures in the forepart of the filing, we note the Business Combination is subject to a Minimum Cash Condition of $10 million that you previously indicated cannot be waived; however, it does not appear either pro forma redemption scenario you present will currently satisfy this condition. As previously requested, please revise the pro forma financial statements or explain how and why you believe they appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X.

Consolidated Financial Statements - Australian Oilseeds Investments
Consolidated Statements of Cash Flows, page F-61

3. We note the amounts presented as net cash provided by operating activities for the years ended June 30, 2023 and 2022 appear to represent Receipts from customers. Please revise the statements of cash flows to appropriately reflect net cash provided by operating activities for the years ended June 30, 2023 and 2022. This comment is also applicable to the tabular presentation of net cash provided by operating activities for the year ended June 30, 2023 in MD&A on page 213.

2 Summary of Significant Accounting Policies
(a) Revenue and other income, page F-62

4. When the annual audited financial statement were updated, it appears the revenue recognition policy disclosure related to Energreen Nutrition, an entity under common control, that were previously requested were deleted. Please revise the notes to the financial statement to provide the previously requested disclosures or explain your basis for deleting them.

Item 21. Exhibits and Financial Statement Schedules., page II-1

5. We note your disclosure on page 46 that a draft form of the purchase agreement is attached as Exhibit 10.33. We also note that the exhibit list indicates that Exhibit 10.33 is in draft form. However, the purchase agreement filed as exhibit 10.33 appears to be dated December 6, 2023 and appears to be in execution form. Please revise or advise.

General

6. We note your response to prior comment 3 and your inclusion of updated annual audited financial statements for Australian Oilseeds Investments for the fiscal year ended June 30,

2023 in the filing; however, we note numerous instances in which related disclosures have not been appropriately updated or revised. For example:

- Several risk factors that present financial disclosures, including on pages 91, 92, 93, and 94, have not been updated;
- MD&A disclosures on pages 208-210 appear to be essentially duplicated on pages 210-211 and pages 211-212;
- The reference to the audited financial statements included in the filing under Experts on page 250 has not been updated; and
- You continue to include interim financial statements on pages F-77 to F-96.

Please ensure the disclosures noted above, as well as any other applicable disclosures, are appropriately updated or revised based on the inclusion of updated annual audited financial statements now included in the filing.

7. We note your response to prior comment 9 and reissue our comment.

Please contact Charles Eastman at 202-551-3794 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Barry I. Grossman, Esq.